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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emrise Corporation

(Name of Issuer)

Common Stock, par value $0.0033 per share

(Title of Class of Securities)

29246J101

(CUSIP Number)

October 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

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CUSIP No. 29246J101			Page 2 of 8

1.	Name of Reporting Person: The Pinnacle Fund, L.P., a Texas limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2512784

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,243,210(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,243,210(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,243,210(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑(1)

11.	Percent of Class Represented by Amount in Row (9): 11.3%(2)

12.	Type of Reporting Person: PN

(1) Does not include 625,000 shares of common stock of the Issuer underlying a warrant to purchase common stock held by The Pinnacle Fund, L.P. (“Pinnacle”). These underlying shares are not included in the aggregate number of shares beneficially owned by Pinnacle because the warrant is not presently exercisable. The number of shares of common stock underlying the warrant that may be acquired upon the exercise of the warrant is limited to insure that, following such exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer.
(2) Based on a total of 37,497,750 shares outstanding on August 12, 2005, as reported in the Quarterly Report of Emrise Corporation filed August 22, 2005, for the quarterly period ended June 30, 2005.

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CUSIP No. 29246J101			Page 3 of 8

1.	Name of Reporting Person: Barry M. Kitt		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,243,210(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,243,210(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,243,210(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☑(1)

11.	Percent of Class Represented by Amount in Row (9): 11.3%(2)

12.	Type of Reporting Person: IN

(1) Does not include 625,000 shares of common stock of the Issuer underlying a warrant to purchase common stock held by The Pinnacle Fund, L.P. (“Pinnacle”). These underlying shares are not included in the aggregate number of shares beneficially owned by Pinnacle because the warrant is not presently exercisable. The number of shares of common stock underlying the warrant that may be acquired upon the exercise of the warrant is limited to insure that, following such exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer.
(2) Based on a total of 37,497,750 shares outstanding on August 12, 2005, as reported in the Quarterly Report of Emrise Corporation filed August 22, 2005, for the quarterly period ended June 30, 2005.

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CUSIP No. 29246J101	Page 4 of 8

Item 1(a)	Name of Issuer:

Emrise Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9485 Haven Avenue, Suite 100 Rancho Cucamonga, California 91730

Item 2(a)	Name of Person Filing:

The Pinnacle Fund, L.P. Barry M. Kitt

Item 2(b)	Address of Principal Business Office:

4965 Preston Park Blvd. Suite 240 Plano, Texas 75093

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0033 per share

Item 2(e)	CUSIP No:

29246J101

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CUSIP No. 29246J101	Page 5 of 8

Item 3	Status of Person Filing:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	This statement is filed on behalf of The Pinnacle Fund, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. As of October 7, 2005, Pinnacle was the beneficial owner of 4,243,210 shares of common stock of Emrise Corporation, all of which were held directly by Pinnacle.

Pinnacle also holds a warrant to purchase 625,000 shares of common stock of Emrise Corporation. The Warrant to purchase common stock is not presently exercisable. The number of shares of common stock underlying the warrant that may be acquired upon the exercise of the warrant is limited to insure that, following such exercise, the total number of shares of common stock then beneficially owned by Pinnacle and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with Pinnacle’s for purposes of Section 13(d) of the Act, does not exceed 9.999% of the total number of issued and outstanding shares of common stock of the Issuer.

Mr. Kitt may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of common stock beneficially owned by Pinnacle.

(b)	Percent of Class:

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CUSIP No. 29246J101	Page 6 of 8

See Item 11 of each cover page.
(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

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Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 14, 2005

THE PINNACLE FUND, L.P.

By:	Pinnacle Advisers, L.P., its general partner

By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt

Barry M. Kitt, its sole member

/s/ Barry M. Kitt

Barry M. Kitt

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated October 14, 2005, by and between The Pinnacle Fund, L.P. and Barry M. Kitt.